Exhibit 99.3

Instinct Bio Returns to Profit and Grows Revenue Nearly 10% in Yen Terms in First Half of Fiscal 2026

TOKYO, October 16, 2026 -- Instinct Bio Technical Company Holdings Inc. (Nasdaq: BIOT) ("BIOT" or the "Company"), a Japan-based developer, manufacturer and seller of stem-cell-based and regenerative-medicine-related cosmetics and health products, today announced unaudited results for the six months ended May 31, 2026 ("1H FY2026") of Instinct Bio Technical Company Inc. and its four Japanese operating subsidiaries (the "Operating Group"), which became wholly owned subsidiaries of the Company on July 23, 2026. The interim financial statements, reviewed by Morison LC PLT, and management's discussion and analysis are furnished to the SEC on Form 6-K today. Results exclude the Company's predecessor, Relativity Holdings Inc., and business combination costs. Comparisons are with the six months ended May 31, 2025.

1H FY2026 Highlights

•	Revenue of USD 1,142,598, up 4.7% (up 9.8% in yen terms, from JPY 163.7 million to JPY 179.8 million).

•	OEM/ODM revenue (83.4% of total) up 6.5% and Value Village e-commerce revenue up 12.2%, both in yen terms.

•	Gross margin of 72.6% (1H FY2025: 79.7%), reflecting a smaller inventory build, new imported purchases and higher manufacturing overhead.

•	Administrative expenses down 30.1% to USD 741,691, mainly as approximately USD 208,000 of listing-related fees expensed in 1H FY2025 did not recur.

•	Profit after tax of USD 90,251 (1H FY2025: loss of USD 206,817).

•	Largest customer's share of revenue fell to 34.8% from 51.7% as new OEM/ODM, export and Value Athlete customers were added.

•	Net cash used in operating activities of USD 12,323 (1H FY2025: USD 371,404). Cash of USD 25,565 at May 31, 2026; no bank borrowings.

Management Commentary

"This is the first set of results we have reported since completing our Nasdaq listing in July. Until now, investors have had little visibility into who we are as a management team and what our business actually does. We chose to report our first half now, and will continue to report every six months, so that shareholders can judge us on facts: revenue grew almost 10% in yen terms, we returned to profit, and our customer base is broader than a year ago. We are not satisfied with our gross margin or cash position, and improving both is our priority for the second half," said Tomoki Nagano, Chairman and Chief Executive Officer.

"Each of the initiatives we announced since July -- our U.S. collaboration with INVITRX, our Indonesian product partnership, the GENRÊVER Clinic in Jakarta and our IN01 representation -- is progressing on schedule. Our target is to have them operational by the end of calendar 2026, with revenue contribution beginning in fiscal 2027."

Financial Position and Liquidity

At May 31, 2026, total assets were USD 4,080,414, total liabilities USD 1,994,227 and total equity USD 2,086,187. The increases from November 30, 2025 were driven mainly by other receivables and prepayments, including advances to related parties, and by other payables, including borrowings from directors and related parties. Cash and bank balances were USD 25,565 (November 30, 2025: USD 124,764). The Operating Group's liquidity depends on collecting receivables, including from related parties, continued support from directors and related parties, and obtaining additional financing as needed. The directors have concluded that the Operating Group has adequate resources to continue as a going concern for at least twelve months. See "Liquidity and Capital Resources" in the Form 6-K.

Overseas Initiatives

The following initiatives, announced between July and September 2026, did not contribute to 1H FY2026 revenue. All are targeted to be operational within calendar 2026, with revenue contribution expected from fiscal 2027, subject to definitive agreements, regulatory approvals and partner performance.

•	United States: GENRÊVER-branded cosmetics to be manufactured by INVITRX at its U.S. GMP facility for the U.S. market

•	Indonesia: first two cosmetic products with PT Parva Candela Kosmetick

•	Jakarta: membership-based GENRÊVER Clinic, targeted to open in December 2026

•	IN01: non-exclusive representation of CelSiege BioSciences' cancer immunotherapy program in Japan and China

Summary of Unaudited Results of the Operating Group

(USD)	1H FY2026	1H FY2025	Change
Revenue	1,142,598	1,091,050	+4.7%
Gross profit	828,990	869,321	(4.6)%
Gross margin	72.6%	79.7%	(7.1	) pts
Administrative expenses	(741,691)	(1,060,969)	(30.1)%
Profit/(loss) after tax	90,251	(206,817)	n.m.
Total comprehensive income/(loss)	43,592	(118,604)	n.m.
Net cash used in operating activities	(12,323)	(371,404)	n.m.

Revenue by business line (USD)	1H FY2026	1H FY2025	Change (JPY)
OEM/ODM	952,745	938,171	+6.5%
Value Village (D2C e-commerce)	110,918	103,638	+12.2%
Genrever Clinic support	35,451	38,511	(3.5)%
Value Athlete	23,223	3,732	+552.4%
Overseas	20,261	6,998	+203.6%
Total	1,142,598	1,091,050	+9.8%

(USD)	May 31, 2026	Nov 30, 2025
Cash and bank balances	25,565	124,764
Total assets	4,080,414	2,994,989
Total liabilities	1,994,227	952,394
Total equity	2,086,187	2,042,595

Yen amounts translated at average rates of approximately JPY 157.3 (1H FY2026) and JPY 150.0 (1H FY2025) per U.S. dollar. Full financial statements and MD&A are in the Company's Form 6-K furnished on October 16, 2026, available at www.sec.gov.

About Instinct Bio Technical Company Holdings Inc.

Instinct Bio Technical Company Holdings Inc. (Nasdaq: BIOT), headquartered in Tokyo, develops, manufactures and sells stem-cell-based and regenerative-medicine-related cosmetics and health products through its wholly owned subsidiaries in Japan. Learn more at https://instinct-biot.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding growth, gross margin, liquidity, customer diversification and the timing and contribution of overseas initiatives. These statements are based on current expectations and are subject to risks that could cause actual results to differ materially, including customer concentration, gross margin pressure, yen/U.S. dollar exchange rates, the Company's limited cash resources and dependence on related-party support and additional financing, its ability to regain and maintain compliance with Nasdaq continued listing requirements, and overseas regulatory approvals and partner performance, as described in the Company's SEC filings, including its shell company report on Form 20-F filed July 29, 2026. The Company undertakes no obligation to update these statements, except as required by law.

Investor Relations Contact

Instinct Bio Technical Company Holdings Inc.
Email: ir@instinct-bro.com
Website: https://instinct-biot.com/